August 10, 2023

Via EDGAR

Messrs. Blaise Rhodes and Rufus Decker

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Hanesbrands Inc.

Form 10-K for the Fiscal Year ended December 31, 2022

Item 2.02 Forms 8-K filed February 2, 2023 and May 3, 2023

Response dated July 18, 2023

File No. 001-32891

Dear Messrs. Rhodes and Decker:

This letter responds to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”) contained in the letter from the Staff dated July 27, 2023 (the “Comment Letter”) in regard to the above-referenced Form 10-K and Item 2.02 Forms 8-K filed by Hanesbrands Inc. (the “Company”, “we” or “our”).

The Company’s responses to the comments presented in the Comment Letter are set forth below the full text of the Staff’s respective comment.

Item 2.02 Form 8-K filed February 2, 2023

Exhibit 99.1, page 3

1.	We read your response to comment 2. Please provide us your proposed disclosure revisions.

Response: The Company acknowledges the staff’s comment and has proposed a presentation of reconciliation disclosure consistent with the format set out below, which the Company also presented in its earnings release for the period ended July 1, 2023 filed on August 10, 2023 as Exhibit 99.1 to its Current Report on Form 8-K:

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

August 10, 2023

TABLE 6-A

HANESBRANDS INC.

Supplemental Financial Information

Reconciliation of Select GAAP Measures to Non-GAAP Measures

(in thousands, except per share data)

(Unaudited)

The following tables present a reconciliation of results as reported under GAAP to the results as adjusted for the quarter and six months ended July 1, 2023 and a comparison to prior year. The Company has chosen to present the following non-GAAP measures to investors to enable additional analyses of past, present and future operating performance and as a supplemental means of evaluating operations absent the effect of the Full Potential transformation plan and other actions that are deemed to be material stand-alone initiatives apart from the Company’s core operations. While these costs are not expected to continue for any singular transaction on an ongoing basis, similar types of costs, expenses and charges have occurred in prior periods and may recur in future periods depending upon future business plans and circumstances.

Restructuring and other action-related charges in 2023 and 2022 include the following:

Supply chain segmentation	Represents charges related to the supply chain segmentation to restructure and position the Company’s manufacturing network to align with its Full Potential transformation plan demand trends.

Headcount actions and related severance

Represents charges related to operating model initiatives primarily headcount actions and related severance charges and adjustments as a result of the implementation of the Company’s Full Potential transformation plan.

Technology

Represents technology charges related to the implementation of the Company’s technology modernization initiative which includes a global enterprise resource planning platform under its Full Potential transformation plan.

Gain/loss on classification of assets held for sale

Represents the gain/loss to adjust the valuation allowance related to the U.S. Sheer Hosiery business, which is held-for-sale, resulting primarily from the change in carrying value due to changes in working capital.

Professional services	Represents professional fees, primarily including consulting and advisory services, related to the implementation of the Company’s Full Potential transformation plan.

Loss on extinguishment of debt	Represents charges related to the redemption of the Company’s 4.625% Senior Notes and 3.5% Senior Notes in the first quarter of 2023.

Gain on final settlement of cross currency swap contracts

Primarily represents the remaining gain related to cross-currency swap contracts previously designated as cash flow hedges in AOCI which was released into earnings as the Company unwound the cross-currency swap contracts in connection with the redemption of the 3.5% Senior Notes at the time of settlement.

Tax effect on restructuring and other action-related charges	Represents the applicable effective tax rate on the restructuring and other action-related charges based on the jurisdiction of where the charges were incurred.

	Quarters Ended		Six Months Ended
	July 1, 2023	July 2, 2022	July 1, 2023	July 2, 2022
Gross profit, as reported under GAAP	$482,737	$572,101	$932,430	$1,156,279
As a % of net sales	33.5%	37.8%	33.0%	37.4%
Restructuring and other action-related charges:
Full Potential transformation plan:
Supply chain segmentation	252	269	4,775	1,289
Headcount actions and related severance	—	265	—	—
Other	—	(2)	—	(258)

Gross profit, as adjusted	$482,989	$572,633	$937,205	$1,157,310

As a % of net sales	33.6%	37.8%	33.1%	37.5%

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

August 10, 2023

	Quarters Ended		Six Months Ended
	July 1, 2023	July 2, 2022	July 1, 2023	July 2, 2022
Selling, general and administrative expenses, as reported under GAAP	$413,333	$424,847	$805,707	$838,513
As a % of net sales	28.7%	28.1%	28.5%	27.1%
Restructuring and other action-related charges:
Full Potential transformation plan:
Technology	(3,062)	(1,971)	(7,283)	(6,430)
Gain (loss) on classification of assets held for sale	(7,338)	4,340	(5,199)	10,868
Professional services	(3,608)	(7,086)	(3,648)	(14,994)
Headcount actions and related severance	(3,716)	(560)	(2,845)	1,094
Other	(85)	(571)	(432)	(689)

Selling, general and administrative expenses, as adjusted	$395,524	$418,999	$786,300	$828,362

As a % of net sales	27.5%	27.7%	27.8%	26.8%

	Quarters Ended		Six Months Ended
	July 1, 2023	July 2, 2022	July 1, 2023	July 2, 2022
Operating profit, as reported under GAAP	$69,404	$147,254	$126,723	$317,766
As a % of net sales	4.8%	9.7%	4.5%	10.3%
Restructuring and other action-related charges:
Full Potential transformation plan:
Technology	3,062	1,971	7,283	6,430
(Gain) loss on classification of assets held for sale	7,338	(4,340)	5,199	(10,868)
Supply chain segmentation	252	269	4,775	1,289
Professional services	3,608	7,086	3,648	14,994
Headcount actions and related severance	3,716	825	2,845	(1,094)
Other	85	569	432	431

Operating profit, as adjusted	$87,465	$153,634	$150,905	$328,948

As a % of net sales	6.1%	10.2%	5.3%	10.6%

	Quarters Ended		Six Months Ended
	July 1, 2023	July 2, 2022	July 1, 2023	July 2, 2022
Interest expense, net and other expenses, as reported under GAAP	$81,868	$35,613	$155,091	$68,563
Restructuring and other action-related charges:
Loss on extinguishment of debt	—	—	(8,466)	—
Gain on final settlement of cross currency swaps	—	—	1,370	—

Interest expense, net and other expenses, as adjusted	$81,868	$35,613	$147,995	$68,563

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

August 10, 2023

	Quarters Ended		Six Months Ended
	July 1, 2023	July 2, 2022	July 1, 2023	July 2, 2022
Income (loss) from continuing operations before income tax expense, as reported under GAAP	$(12,464)	$111,641	$(28,368)	$249,203
Restructuring and other action-related charges:
Full Potential transformation plan:
Technology	3,062	1,971	7,283	6,430
(Gain) loss on classification of assets held for sale	7,338	(4,340)	5,199	(10,868)
Supply chain segmentation	252	269	4,775	1,289
Professional services	3,608	7,086	3,648	14,994
Headcount actions and related severance	3,716	825	2,845	(1,094)
Other	85	569	432	431
Loss on extinguishment of debt	—	—	8,466	—
Gain on final settlement of cross currency swaps	—	—	(1,370)	—

Income from continuing operations before income tax expense, as adjusted	$5,597	$118,021	$2,910	$260,385

	Quarters Ended		Six Months Ended
	July 1, 2023	July 2, 2022	July 1, 2023	July 2, 2022
Income tax expense, as reported under GAAP	$10,000	$18,980	$28,500	$42,365
Restructuring and other action-related charges:
Tax effect on restructuring and other action-related charges	—	1,085	—	1,901

Income tax expense, as adjusted	$10,000	$20,065	$28,500	$44,266

	Quarters Ended		Six Months Ended
	July 1, 2023	July 2, 2022	July 1, 2023	July 2, 2022
Income (loss) from continuing operations, as reported under GAAP	$(22,464)	$92,661	$(56,868)	$206,838
Restructuring and other action-related charges:
Full Potential transformation plan:
Technology	3,062	1,971	7,283	6,430
(Gain) loss on classification of assets held for sale	7,338	(4,340)	5,199	(10,868)
Supply chain segmentation	252	269	4,775	1,289
Professional services	3,608	7,086	3,648	14,994
Headcount actions and related severance	3,716	825	2,845	(1,094)
Other	85	569	432	431
Loss on extinguishment of debt	—	—	8,466	—
Gain on final settlement of cross currency swaps	—	—	(1,370)	—
Tax effect on restructuring and other action-related charges	—	(1,085)	—	(1,901)

Income (loss) from continuing operations, as adjusted	$(4,403)	$97,956	$(25,590)	$216,119

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

August 10, 2023

	Quarters Ended[1]		Six Months Ended[1]
	July 1, 2023	July 2, 2022	July 1, 2023	July 2, 2022
Diluted earnings (loss) per share from continuing operations, as reported under GAAP	$(0.06)	$0.26	$(0.16)	$0.59
Restructuring and other action-related charges:
Full Potential transformation plan:
Technology	0.01	0.01	0.02	0.02
(Gain) loss on classification of assets held for sale	0.02	(0.01)	0.01	(0.03)
Supply chain segmentation	0.00	0.00	0.01	0.00
Professional services	0.01	0.02	0.01	0.04
Headcount actions and related severance	0.01	0.00	0.01	0.00
Other	0.00	0.00	0.00	0.00
Loss on extinguishment of debt	—	—	0.02	—
Gain on final settlement of cross currency swaps	—	—	0.00	—
Tax effect on restructuring and other action-related charges	—	0.00	—	(0.01)

Diluted earnings (loss) per share from continuing operations, as adjusted	$(0.01)	$0.28	$(0.07)	$0.62

[1]	Amounts may not be additive due to rounding.

Including the unfavorable foreign currency impact of $1 million, global Champion sales excluding C9 Champion decreased approximately 16% in the second quarter of 2023 compared to the second quarter of 2022. On a constant currency basis, global Champion sales excluding C9 Champion decreased approximately 15% in the second quarter of 2023 compared to the second quarter of 2022.

TABLE 6-B

HANESBRANDS INC.

Supplemental Financial Information

Reconciliation of Select GAAP Measures to Non-GAAP Measures

(in thousands, except per share data)

(Unaudited)

	Last Twelve Months
	July 1, 2023	July 2, 2022
Leverage Ratio:
EBITDA[1]:
Income (loss) from continuing operations	$(394,875)	$451,539
Interest expense, net	224,443	141,854
Income tax expense	470,042	62,539
Depreciation and amortization	105,475	105,079

Total EBITDA	405,085	761,011
Total restructuring and other action-related charges (excluding tax effect on actions)[2]	79,954	150,534
Other losses, charges and expenses[3]	149,874	101,691

Total EBITDA, as adjusted	$634,913	$1,013,236

Net debt:
Debt (current and long-term debt and Accounts Receivable Securitization Facility excluding long term debt issuance costs and debt discount of $38,475 and $14,674, respectively)	$3,750,750	$3,771,576
Other debt and cash adjustments[4]	3,587	3,908
(Less) Cash and cash equivalents	(191,832)	(247,922)

Net debt	$3,562,505	$3,527,562

Debt/Income (loss) from continuing operations[5]	(9.5)	8.4

Net debt/EBITDA, as adjusted[6]	5.6	3.5

[1]	Earnings from continuing operations before interest, taxes, depreciation and amortization (EBITDA) is a non-GAAP financial measure.

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

August 10, 2023

[2]

The last twelve months ended July 1, 2023 includes $21 million of supply chain segmentation charges, $13 million of technology charges, $13 million of professional services, $13 million of a loss on classification of assets held for sale, $12 million of headcount actions and related severance charges, $1 million related to other restructuring and other action-related charges, $8 million of a loss on extinguishment of debt and $1 million of a gain on the final settlement of cross currency swap contracts. The last twelve months ended July 2, 2022 includes $4 million of supply chain segmentation charges, $9 million of technology charges, $34 million of professional services, $27 million of a loss on classification of assets held for sale, $21 million of headcount actions and related severance charges, $10 million related to other restructuring and other action-related charges and $46 million loss on extinguishment of debt. The items included in restructuring and other action-related charges are described in more detail in Table 6-A.

[3]

Represents other losses, charges and expenses that can be excluded from the Company’s leverage ratio as defined under its Fifth Amended and Restated Credit Agreement, dated November 19, 2021, as amended. The last twelve months ended July 1, 2023, primarily includes $53 million of excess and obsolete inventory write-offs, $23 million in other compensation related items primarily stock compensation expense, $20 million in charges related to the ransomware attack, $19 million of pension non-cash expense, $13 million in charges related to sales incentive amortization, $10 million in charges related to unrealized losses due to hedging, $7 million of bad debt expense and $5 million of non-cash cloud computing expense. The last twelve months ended July 2, 2022, primarily includes $39 million of excess and obsolete inventory write-offs, $25 million in other compensation related items primarily stock compensation expense, $22 million of pension non-cash expense, $15 million in charges related to the ransomware attack and $1 million of bad debt expense.

[4]	Includes drawn letters of credit and cash balances in certain geographies.
[5]	Represents Debt divided by Income (loss) from continuing operations which is the most comparable GAAP financial measure to Net debt/EBITDA, as adjusted.
[6]

Represents the Company’s leverage ratio defined as Consolidated Net Total Leverage Ratio under its Fifth Amended and Restated Credit Agreement, dated November 19, 2021, as amended, which excludes other losses, charges and expenses in addition to restructuring and other action-related charges.

	Quarters Ended		Six Months Ended
	July 1, 2023	July 2, 2022	July 1, 2023	July 2, 2022
Free cash flow[1]:
Net cash from operating activities	$87,696	$(209,885)	$132,233	$(441,074)
Capital expenditures	(9,326)	(18,609)	(33,570)	(37,946)

Free cash flow	$78,370	$(228,494)	$98,663	$(479,020)

[1]	Free cash flow includes the results from continuing and discontinued operations in the periods prior to the sale of the European Innerwear business on March 5, 2022.

2.

We read your response to comment 3. We continue to believe your non-GAAP adjustments to remove non-cash reserves recorded related to deferred taxes result in an individually-tailored income tax recognition method. Please revise your non-GAAP presentations to omit them.

Response:

The Company respectfully acknowledges the Staff’s comment, but continues to believe that the adjustments are appropriate under its circumstances for the reason set forth below.

The $423 million adjustment to remove non-cash reserves related to deferred taxes consist of (1) approximately $324 million of adjustments for U.S. valuation allowances, (2) approximately $86 million related to the recapture of Swiss statutory and tax impairment and (3) approximately $15 million for Japanese valuation allowances. The Company acknowledges the Staff’s comment with respect to the $15 million adjustment for the Japanese valuation allowances and will remove this adjustment from its non-GAAP measures in future periods. However, the Company believes the other adjustments are appropriate for the reasons set forth below.

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

August 10, 2023

U.S. Valuation Allowance

The $324 million U.S. valuation allowance is a non-cash charge. At the end of the Company’s 2022 fiscal year, we analyzed the three-year cumulative results to determine if a valuation allowance was necessary after assessing all positive and negative evidence associated with the realizability of the Company’s attributes in accordance with ASC 740. On a U.S. GAAP basis, at the end of 2022, the Company was in a three-year cumulative loss position, which indicated that a valuation allowance was necessary. Cumulative loss is defined as the aggregate pre-tax results adjusted for permanent items for three years (the current and the two preceding years). Based on the Company’s analysis, we decided to record a valuation allowance in the fourth quarter of fiscal 2022 for U.S. GAAP purposes.

However, when calculating the three-year cumulative results on a non-GAAP basis, the Company was not in a three-year cumulative loss position. Accordingly, the decision was made to include the U.S. valuation allowance as a non-GAAP adjustment.

Consistent with the Staff’s guidance under Question 100.01 of its Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, the charge for the U.S. valuation allowance is not a normal, recurring, cash operating expense. Indeed, the charge, while significant, is not indicative of our core business operations and may be misleading to investors if only presented under GAAP. Specifically, the inclusion of the U.S. valuation allowance and the non-cash charge for the recapture of the Swiss statutory tax impairment, resulted in a GAAP effective tax rate of 137% in fiscal 2022, more than eight times our non-GAAP effective tax rate of 17%, which is more consistent with our effective tax rate in a normal operating environment. In addition, the Company has received numerous questions from the investment community after the earnings release for clarification of the tax charges, which evidences confusion within the financial community. Accordingly, the Company believes that adjusting the GAAP measures for these costs is not misleading, but instead presents meaningful additional context regarding the impact tax expense is expected to have on future financial results.

Swiss Impairment Recapture

At the end of the Company’s 2022 fiscal year, the Company recorded a non-cash charge of approximately $86 million charge for a deferred tax liability related to the potential recapture of a Swiss statutory tax impairment. This charge was net of a deferred tax asset on a net operating loss that the impairment generated. The Company included the charge as a non-GAAP adjustment as the charge is not a normal, recurring, cash operating

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

August 10, 2023

expense. In addition, the charge is expected to reverse in 2023 due to an internal restructuring of the Company’s organizational structure. The Company plans to include the tax benefit from the reversal of the charge as a non-GAAP adjustment when the reversal occurs. As also noted above regarding our effective tax rate, the charge (and expected tax benefit in 2023), while significant, is not indicative of our core business operations and may potentially mislead investors if not treated as a non-GAAP adjustment. As noted above, the Company has received numerous questions from the investment community about these tax charges, and believes that adjusting the GAAP measures for this impairment is not misleading, but instead presents meaningful additional context regarding the impact tax expense is expected to have on future financial results.

In connection with your comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (336) 519-2018 or Scott.Lewis@hanes.com.

Very truly yours,

/s/ M. Scott Lewis

Chief Financial Officer and
Chief Accounting Officer

cc:	Tracy Preston, Esq., General Counsel, Corporate Secretary & Chief Compliance Officer, Hanesbrands Inc.